UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 18, 2020

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In the Matter of

Digatrade Financial Corp
1500 West Georgia St., Suite 1300
Vancouver, British Columbia
Canada, V6G-2Z4

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-10980

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Digatrade Financial Corp filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on June 18, 2020.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Joel Parker
Office Chief